Mail Stop 3561

      September 8, 2005

Via U.S. Mail and Fax
Saleem S. Mohamed
President
Maysia Resources Corporation
1600 Beach Avenue
Vancouver, British Columbia
Canada V6G 1Y8


	Re:	Maysia Resources Corporation
		Amendment No. 1 to the Form SB-2
		Filed September 2, 2005
		File No. 333-126813

Dear Mr. Mohamed:

      We have reviewed your filing and your September 2, 2005 response letter and have the following comments. Where indicated, we think you should revise your Form SB-2 in response to these comments.
If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please note that all page number references are to the marked version of the First Amendment to the Form SB-2.

      We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to the Form SB-2

Facing Page
1. Revise to include the checked Rule 415 box on the facing page of your registration statement, as requested by our prior comment 15.

Risk Factors, page 6

"Because there is no escrow, trust or similar account...," page 9

2. You risk factor states that the bank account into which funds from the offering will be deposited is held in the name of Maysia Resources Corporation. Revise this risk factor to clarify who has the right to access the account. Disclose whether there are any restrictions on withdrawing funds from the account prior to the sale of the minimum number of securities in this offering.

Use of Proceeds, page 10
3. It appears the fees payable for the SEC filing were retained and not deleted, contrary to your response to our prior comments 5 and 6.
Please revise or advise.

Management`s Discussion and Analysis or Plan of Operation, page 28

Plan of Operation, page 28

4. Maysia Resources states on page 30 that if mineralized materials are found, the company will try and develop the reserves itself through the use of a consultant. In addition, you state in your second risk factor that none of the proceeds from this offering will be used to generate revenues from mining operations. Our prior comments 12 and 14 were not intended to elicit disclosure regarding future mining operations but additional disclosure on how you would fund such operations. Please revise to include this disclosure.

5. Revise to discuss the details of the requirement that Mr. Mohamed deliver full title to the claims upon demand by Maysia Resources. Disclose whether Mr. Mohamed has the right to demand payment for the claims upon transfer to the company. In addition, clarify whether Mr. Mohamed would have the right to sell the claims at a profit to Maysia Resources if mineralized material was discovered on the property. If Mr. Mohamed has these rights, revise the risk factors section accordingly.


*	*	*	*

      Please amend your Form SB-2 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please file on EDGAR a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Derek Swanson, Staff Attorney, at (202) 551-
3366, or me at (202) 551-3810 with any questions.


								Sincerely,



      Larry Spirgel
								Assistant Director
























cc:	Conrad C. Lysiak
	Via Facsimile: (509) 747-1770


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Saleem S. Mohamed
Maysia Resources Corporation
September 8, 2005
Page 1